UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ligand Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53220K207

(CUSIP Number)

David M. Knott
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,693,955

	8.	Shared Voting Power 678,671

	9.	Sole Dispositive Power 8,171,973

	10.	Shared Dispositive Power 291,584

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,463,557

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation IRS # 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,693,955

	8.	Shared Voting Power 678,671

	9.	Sole Dispositive Power 8,171,973

	10.	Shared Dispositive Power 291,584

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,463,557

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D is being filed to reflect (i) the conversion of the 6% Convertible Subordinated Notes due 2007 (the “Convertible Notes”) of Ligand Pharmaceuticals Incorporated (the “Company”) held by the Reporting Parties (as defined below) into common stock, par value $0.001 per share (the “Common Stock”) of the Company, which occurred on November 29, 2006, and (ii) the reduction in the reported percentage of the issued and outstanding shares of Common Stock beneficially owned by the Reporting Parties from 10.7% to 8.5% based on the Company’s issuance of a press release dated November 29, 2006 announcing that the number of issued and outstanding shares of Common Stock has increased by 20,759,071 shares as a result of the conversion of Convertible Notes by the holders thereof.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Ligand Pharmaceuticals Incorporated. The address of the principal executive offices of the Company is 10275 Science Center Drive, San Diego, CA 92121.

Item 5.	Interest in Securities of the Issuer
(a) Pursuant to Rule 13d-3 each Reporting Party may be deemed to beneficially own 8,463,557 shares of Common Stock, which represents 8.5% of all outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 5, 2006

/s/ David M. Knott
David M. Knott

Dated: December 5, 2006	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President